

SECURITIES AND EXCHANGE COMMISSION 07004573

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROWN AND BROWN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4925 GREENVILLE AVENUE, SUITE 990
(No. and Street)

DALLAS (City) TEXAS (State) 75206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN COLON BROWN JR. 214-696-1768
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KREMPEIN & WILLINGHAM, LLP
(Name – *if individual, state last, first, middle name*)

14902 PRESTON RD., SUITE 404, PMB 347 (Address) DALLAS (City) TEXAS (State) 75254 (Zip Code)

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAR 0 2 2007
WASH, D.C.
202
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

AB 3/19

OATH OR AFFIRMATION

I, JOHN COLON BROWN JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN AND BROWN SECURITIES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LAURIE BUBEL
My Commission Expires
January 6, 2009

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

KREMPEIN & WILLINGHAM, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Brown & Brown Securities, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Brown & Brown Securities, Inc. as of December 31, 2006, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures of the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown & Brown Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Krempein & Willingham LLP
January 24, 2007
Dallas, Texas

14902 Preston Road | Suite 404 | PMB #347 | Dallas, Texas 75254 | *Phone* 469.222.3990 | *Fax* 972.250.2234

BROWN & BROWN SECURITIES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 391,176
Commissions receivable	24,808
TOTAL CURRENT ASSETS	$ 415,984

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable, related party	$ 59,000
Accounts payable, other	131
TOTAL CURRENT LIABILITIES	59,131
SHAREHOLDER'S EQUITY	
Common stock (10,000 shares authorized, 1,000 shares issued and outstanding, $1.00 par value)	260
Additional paid in capital	25,740
Retained earnings	330,853
TOTAL SHAREHOLDER'S EQUITY	356,853
	$ 415,984

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2006

INCOME	
Commissions	$ 298,492
OPERATING EXPENSES	
Administrative expenses	284,631
Bonding expense	375
Commissions, clearing	3,488
Commissions expense	1,754
Licenses and permits	2,129
Miscellaneous	313
Professional fees	5,331
Reference materials	614
Regulatory fees	3,891
Taxes	1,474
Ticket	351
TOTAL OPERATING EXPENSES	304,351
OPERATING LOSS	(5,859)
OTHER INCOME	
Interest and dividend income	40,440
NET INCOME	$ 34,581

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2006

	Number Of Shares	Common Stock	Paid in Capital	Retained Earnings	Total
BALANCE, December 31, 2005	26,000	$ 260	$ 25,740	$ 296,272	$ 322,272
Net Income	-	-	-	34,581	34,581
BALANCE, December 31, 2006	26,000	$ 260	$ 25,740	$ 330,853	$ 356,853

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2006

BALANCE, beginning	$ -
Increases	-
Decreases	-
BALANCE, ending	$ -

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Statements of Cash Flows
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 34,581
Adjustments to reconcile net loss to net cash provided by operating activities	
Changes in assets and liabilities	
Increase in commission receivable	(5,705)
Increase in accounts payable, related party	4,000
Increase in accounts payable, other	131
Net cash flows provided by operating activities	33,007
NET INCREASE IN CASH	33,007
CASH, beginning	358,169
CASH, ending	$ 391,176

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Notes to Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Line of Business

Brown & Brown Securities, Inc. (the Company) was incorporated in Texas on June 15, 1984. The Company provides brokerage services and sells investments on a commission basis.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes

The Company has elected to be taxed as an "S" Corporation whereby all income is taxed directly to the shareholder. Therefore, the Company doest not provide for federal income taxes.

Commissions Income

Commissions are recognized as income on a trade date basis.

Commission Receivable

Commissions receivable are generally received within ten days of month end.

Reserve for Doubtful Accounts

The Company's policy is to expense fees receivable of doubtful collectibility, therefore, no reserve is provided.

NOTE B - NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $50,000, as defined under such provisions. Net capital will fluctuate on a daily basis. The Company had net capital of $350, 969 at December 31, 2006.

NOTE C – RELATED PARTIES

The President of the Company owns 100 percent of the stock of Brown & Brown Financial Services, Inc. (Financial). The Company and Financial share office space and all operating expenses are paid by Financial. During 1993, the Company entered into a formal agreement with Financial whereby the Company will reimburse Financial for various administrative expenses. The agreement provides for reimbursement of expenses up to an equivalent of 90 percent of the Company's monthly gross profit, unless the reimbursement would leave the Company without sufficient cash to meet its obligations or would cause a violation of net capital rules.

The Company is billed on a monthly basis for its share of expenses, which totaled $284,631 for the year ended December 31, 2006. At December 31, 2006, the Company owed Financial $59,000 for its share of December operating expenses and for amounts advance to the Company.

SUPPLEMENTAL INFORMATION

BROWN & BROWN SECURITIES, INC.
Computation of Net Capital
December 31, 2006

TOTAL SHAREHOLDER'S EQUITY	$ 356,853
ADD LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	356,853
DEDUCTIONS	
Non-allowable assets	-
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	356,853
HAIRCUTS ON SECURITIES	5,884
NET CAPITAL	$ 350,969
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17a-5 as of December 31, 2006)	
NET CAPITAL	
As reported in Company's Part II (unaudited) focus report	$ 350,969
ADJUSTMENTS, rounding	-
NET CAPITAL	$ 350,969

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Computation of Basic Net Capital Requirement
December 31, 2006

MINIMUM NET CAPITAL REQUIRED	$ 3,942
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000
EXCESS NET CAPITAL	$ 300,969
EXCESS NET CAPITAL AT 1000%	$ 345,055

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Computation of Aggregate Indebtedness
December 31, 2006

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 59,131
ADD	
Drafts for immediate credit	-
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other unrecorded amounts	-
TOTAL AGGREGATE INDEBTEDNESS	$ 59,131
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	17%
PERCENTAGE OF DEBT TO DEBT EQUITY TOTAL COMPUTED IN ACCORDANCE WITH RULE 15c3-1(d)	N/A

The accompanying notes are an integral part of these financial statements.

BROWN & BROWN SECURITIES, INC.
Reconciliation of Non-Allowable Assets
December 31, 2006

NON-ALLOWABLE ASSETS (Included in Part II of Form X-17a-5 as of December 31, 2006)	$ -
ROUNDING	-
NON-ALLOWABLE ASSETS (Included in Company's audited financial statements)	$ -

The accompanying notes are an integral part of these financial statements.

KREMPEIN & WILLINGHAM, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Brown & Brown Securities, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Brown & Brown Securities, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

(Continued)

14902 Preston Road | Suite 404 | PMB #347 | Dallas, Texas 75254 | *Phone* 469.222.3990 | *Fax* 972.250.2234

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempen + Willingham LLP

January 24, 2007
Dallas, Texas

END